Ex99.32

MANAGEMENT’S DISCUSSION AND ANALYSIS

  Three and nine months ended September 30, 2020

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) has been prepared based on information available to Routemaster Capital Inc. (“we”, “our”, “us”, “Routemaster” or the “Company”) containing information through October 30, 2020, unless otherwise noted. The MD&A provides a detailed analysis of the Company’s operations and compares its financial results for the three and nine months ended September 30, 2020 and 2019. The financial statements and related notes of Routemaster have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Please refer to the notes of the December 31, 2019 annual audited financial statements for disclosure of the Company’s significant accounting policies. The Company’s functional and reporting currency is the Canadian dollar. Unless otherwise noted, all references to currency in this MD&A refer to Canadian dollars.

Additional information, including our press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available online under the Company’s SEDAR profile at www.sedar.com.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

Except for statements of historical fact relating to Routemaster certain information contained herein constitutes forward-looking information under Canadian securities legislation. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “goal”, “predict”, “potential”, “should”, “believe”, “intend” or the negative of these terms and similar expressions are intended to identify forward-looking information and statements. The information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information and statements. Such statements reflect the Company’s current views with respect to certain events, and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance, or achievements to vary from those described in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, estimated, or expected. With respect to the forward-looking statements contained herein, although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements, because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the Company’s lack of operating history as an investment company; the volatility of the market price of the common shares of the Company; risks relating to the trading price of the common shares of the Company relative to net asset value; risks relating to available investment opportunities and competition for investments; the volatility of the share prices of investments in public companies; the dependence on management, directors and the investment committee; risks relating to additional funding requirements; potential conflicts of interest and potential transaction and legal risks, conflict of interests and litigation risks, as more particularly described under the heading “Risk Factors” in this MD&A. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate,  as  actual  results  and  future  events  could  differ  materially  from  those  anticipated  in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

OVERVIEW OF THE COMPANY

Routemaster is a publicly listed investment issuer on the TSX Venture Exchange (“TSXV”) trading under the symbol “RM”. The Company makes use of the experience, expertise and opportunity flow of its management and board of directors to opportunistically make investments that the Company believes will provide superior returns. Such investments may include the acquisition of equity, debt or other securities of publicly traded companies, private companies, or other entities.

The Company’s condensed interim financial statements have been prepared in accordance with IFRS applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying condensed interim financial statements.

INVESTMENT EVALUATION PROCESS

In selecting securities for the investment portfolio of the Company, the Investment Committee will consider various factors in relation to any particular issuer, including:

➢	inherent value of its assets;
➢	proven management, clearly-defined management objectives and strong technical and professional support;
➢	future capital requirements to develop the full potential of its business and the expected ability to raise the necessary capital;
➢	anticipated rate of return and the level of risk; and
➢	financial performance, including consistency of positive cash flow.

COMPOSITION OF INVESTMENT PORTFOLIO

The nature and timing of the Company’s investments will depend, in part, on available capital at any particular time and the investment opportunities identified and available to the Company.

The Company intends to create a diversified portfolio of investments. The composition of its investment portfolio will vary over time depending on its assessment of a number of factors including the performance of financial markets and credit risk.

INVESTMENT STRATEGY

The Company’s investment strategy guidelines are:

➢	The Company may invest in securities of both public and private companies or other entities that the Company believes have the potential for superior investment returns.

➢
The Company will maintain a flexible position with respect to the form of investment taken and may employ a wide range of investment instruments, including equity, bridge loans, secured loans, unsecured loans, convertible debentures, warrants, options, royalties, net profit interests and other hybrid instruments.

➢
The Company will not invest in physical commodities, derivatives, “short” sales or other similar transactions (except that the Company may sell call options to purchase securities owned by the Company as a means of locking in gains or avoiding future losses).

➢
The Company will not be precluded from investing in any particular industry. The Company’s management and the Board have experience and expertise in a wide range of industry sectors and will pursue opportunities in those sectors that the Company believes from time to time offer the best opportunities for the creation of enhanced value for the Company’s shareholders. Similarly, there are no restrictions on the size or market capitalization of companies or other entities in which the Company may invest, subject to the provisions hereof.

➢
The Company has no specific policy with respect to investment diversification. Each investment will be assessed on its own merits and based upon its potential to generate above market gains for the Company.

➢	Immediate liquidity shall not be a requirement.

➢
The Company may, from time to time and in appropriate circumstances, seek a more active role in regards to investment situations and investee companies where the involvement of the Company is expected to make a significant difference to the success of the Company’s investment. In appropriate circumstances, this may involve the Company, either alone or jointly with other shareholders, seeking to influence the governance of public or private issuers by seeking board seats, launching proxy contests or taking other actions to enhance shareholder value, or becoming actively involved in the management or board oversight of investee companies.

➢
The Company may also make investments in special situations, including event-driven situations such as corporate restructurings, mergers, spin-offs, friendly or hostile takeovers, bankruptcies or leveraged buyouts. Such special situations may include, without limitation, investments in one or more public companies, by takeover bid or otherwise, where there is an opportunity to invest to gain control over the strategic direction of such public companies, whether using the shares of the Company as currency or otherwise. Such situations may also involve the Company lending money, directly or indirectly.

➢
Depending upon market conditions and applicable laws, the Company may seek to sell any or all of its investments when it concludes that those investments no longer offer the potential to generate appropriate gains for the Company, or when other investment opportunities reasonably available to the Company are expected to offer superior returns. This may include the disposition of any or all of the Company’s investments in a particular sector or of a particular nature, or any or all of the Company’s investments more generally, without prior notice to the Company’s shareholders.

➢	Subject to applicable laws and regulatory requirements, the Company may also from time to time seek to utilize its capital to repurchase shares of the Company.

➢	The Company may, from time to time, use borrowed funds to purchase or make investments, or to fund working capital requirements, or may make investments jointly with third parties.

➢
Depending upon the Company’s assessment of market conditions and investment opportunities, the Company may, from time to time, be fully invested, partially invested or entirely uninvested such that the Company is holding only cash or cash-equivalent balances while the Company actively seeks to redeploy such cash or cash-equivalent balances in suitable investment opportunities. Funds that are not invested or expected to be invested in the near-term, while the Company actively seeks to redeploy such funds in one or more suitable investment opportunities, may, from time to time as appropriate, be placed into high quality money market investments.

➢
All investments shall be made in compliance with applicable laws in relevant jurisdictions, and shall be made in accordance with the rules and policies of any applicable regulatory authorities. From time to time, the board of directors of the Company may authorize such additional or other investments outside of the guidelines described herein as it sees fit for the benefit of the Company and its shareholders.

FISCAL 2020 PERFORMANCE HIGHLIGHTS

	Three months ended September 30,		Nine months ended September 30,
Operating Results	2020	2019	2020	2019
	$	$	$	$
Realized (loss) on investments, net	-	(141,455)	(197,863)	(545,811)
Unrealized gain (loss) on investments, net	81,894	248,866	368,059	(97,051)
Gain on sale of royalties	2,998,002	-	2,998,002	-
Interest income	-	-	-	2,037
Net income (loss) and comprehensive income (loss)	2,959,668	(92,534)	2,843,856	(1,238,191)
Basic and dilute income (loss) per share	0.05	(0.00)	0.06	(0.03)

During the three and nine months ended September 30, 2020, the Company realized (loss) on investments of $nil and $(197,863) compared to $(141,455) and $(545,811) in 2019. During the nine months ended September 30, 2020, the Company realized loss from the disposal of holdings in Fura Gems Inc. (“FURA”), loss from the expired warrants on ARHT Media Inc. (“ART”) offset by gain realized from the disposal of investments on Yukoterre Resources Inc. (“YT”) and Questcap Inc. (“QSC”). The Company’s unrealized gain on investments for the three and nine months ended September 30, 2020 was $81,894 and $368,059 compared to a gain (loss) of $248,866 and $(97,051) in 2019. The unrealized gain for the three and nine months ended September 30, 2020 consisted of gain on the Company’s investments holdings in Brazil Potash Inc. (“BPC”), Flora Growth Corp.(“FGC”), QSC, Sulliden Mining Capital Inc. (“SMC”), YT and gains from the reversal of prior year’s losses on ART and FURA. The Company recorded a gain on sale of royalties of $2,998,002 for the three and nine months ended September 30, 2020 compared to $nil and $nil in 2019. The Company’s net income (loss) and comprehensive income (loss) for the three and nine months ended September 30, 2020 was $2,959,668 ($0.05 per common share) and $2,843,856 ($0.06 per common share) compared to $(92,534) ($(0.00) per common share) and $(1,238,191) ($(0.03) per common share) in 2019. The income for the three months and nine months ended September 30, 2020 was primarily due to gain on sale of royalties, unrealized gain on investments, decreased operating, general and administration costs offset by realized loss on investment and interest income. For more details, see the Financial Results section in this MD&A.

	September 30, 2020	December 31, 2019
Investments Total equities, at fair value	$3,777,343	$623,275
Total investments	3,777,343	623,275
Shareholders' equity (deficiency)	2,270,903	(1,165,565)

As at September 30, 2020, the Company’s total investments were $3,777,343 compared to $623,275 as at December 31, 2019. During the nine months ended September 30, 2020, the Company’s shareholder’s deficiency increased to $2,270,903 from $(1,165,565) as at December 31, 2019. The increase in the value of the Company’s portfolio and decrease in shareholder’s deficit during 2020 was mainly due to the gain on sale of royalties, unrealized gain in investments, decreased realized loss on investment and decreased overall operating, general and administration costs.

INVESTMENTS, AT FAIR VALUE, THROUGH PROFIT AND LOSS, AS AT SEPTEMBER 30, 2020

At September 30, 2020, the Company’s investment portfolio consisted of three publicly traded investments and two private investments for a total estimated fair value of $3,777,343 (December 31, 2019 – four publicly traded investment and zero private investments at a total estimated fair value of $623,275)

Public investments

At September 30, 2020, the Company’s three publicly-traded investments had a total estimated fair value of $744,555.

Public Issuer	Note Security description		Cost	Estimated Fair Value	% of FV
QuestCap Inc.	(i)	55,000 common shares	6,600	9,900	1.3%
Sulliden Mining Capital Inc.	(i,ii)	9,091,500 common shares	2,662,252	636,405	85.5%
Yukoterre Resources Inc.	(i)	982,500 common shares	49,125	49,125	13.2%
Total public investments			$ 2,717,977	$744,555	100.0%
(i)	An insider and an officer of the Company is a director and officer of the investee corporation as at September 30, 2020
(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

At December 31, 2019, the Company’s four publicly-traded investments had a total estimated fair value of $623,275.

Public Issuer	Note Security description		Cost	Estimated Fair Value	% of FV
ARHT Media Inc.		125,000 warrants expire Feb 1, 2020	$ 14,318	$ -	0.0%
Fura Gems Inc.	(i)	780,000 common shares	253,400	128,700	20.6%
Sulliden Mining Capital Inc.	(i,ii)	8,091,500 common shares	2,612,252	404,575	65.0%
Yukoterre Resources Inc.	(i)	1,000,000 common shares	50,000	90,000	14.4%
Total public investments			$ 2,929,970	$ 623,275	100.0%
(i)	An insider and a former officer of the Company is a director and officer of the investee corporation as at December 31, 2019.
(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

Private Investments

At September 30, 2020, the Company’s two private investments had a total fair value of $3,032,343.

Private Issuer	Note Security description		Cost	Estimated Fair Value	% of FV
Brazil Potash Corp.	(i)	404,200 common shares	$ 1,998,668	$ 2,021,859	66.7%
Flora Growth Corp.	(i)	1,010,500 common shares	999,334	1,010,929	33.3%
Total private investments			$ 2,998,002	$ 3,032,788	100.0%
(i)	An insider and an officer of the Company is a director and officer of the investee corporation as at September 30, 2020

The Company did not have any private investment at December 31, 2019.

During the nine months ended September 30, 2020, the Company invested $0.07 million in new investment and disposed of investments for proceeds of approximately $0.08 million. The Company also received $3 million in private investments through the sale of royalties.  See details below.

Brazil Postash Corp. (“BPC’)

BPC is a Canadian private company which engaged in the extraction and processing of potash ore, an essential input for agriculture in Brazil. During the nine months ended September 30, 2020, the Company acquired 404,200 common shares of BPC through the sale of its royalty interest. These shares were valued at US$3.75 per share for a total consideration of US$1,515,750 ($1998,668). As at September 30, 2019, the holdings of BPC has an unrealized gain of $23,191 and the investment represented 53% of the total assets of the Company. A 10% decline in the fair market value of BPC would result in an estimated increase in loss to Routemaster of $202,186. Please refer to the Royalties section for additional information.

Flora Growth Corp. (“FGC’’)

FGC is a vertically integrated cannabis company focused on becoming the largest producer of low-cost naturally grown medicinal-grade cannabis oils and extracts in the world. During the nine months ended September 30, 2020, the Company acquired 1,010,500 common shares of FGC through the sale of its royalty interest. These shares were valued at US$0.75 per shall for a total consideration of US$757,875 ($999,334). As at September 30, 2019, the holding of FGC has an unrealized gain of $11,595 and the investment represented 27% of the total assets of the Company. A 10% decline in the fair market value of BPC would result in an estimated increase in loss to Routemaster of $101,093. Please refer to the Royalties section for additional information.

Fura Gems Inc. (TSXV: FURA)

FURA is a Canadian public gemstone mining and marketing company, which is engaged in the mining, exploration and acquisition of gemstone licences. FURA headquarters is located in Toronto, Canada and its administrative headquarters is located in the Gold Tower, Dubai. FURA’s current mining licences are located in Colombia, Mozambique, Madagascar and Australia. During the nine months ended September 30, 2020, the Company disposed of its remaining 780,000 shares of FURA for proceeds of $65,090 realized a loss of $188,310. The Company also had an unrealized gain of $124,700 on the reversal of loss from the prior year. As at September 30, 2020, the Company did not hold any investment in FURA. Please refer to FURA’s SEDAR profile for additional information on this company.

QuestCap Inc. (CSE: QSC)

QuestCap is an investment company that seeks to enhance shareholder value over the long term by opportunistically making various investments that may include, without limitation, the acquisition of equity, debt or other securities of publicly traded or private companies or other entities, financing in exchange for pre-determined royalties or distributions and the acquisition of all or part of one or more businesses, portfolios or other assets. During the nine months ended September 30, 2019, the Company acquired 125,000 common shares for $15,000 and disposed 70,000 shares for proceeds of $12,640. As at September 30, 2019, the holding of QSC has an unrealized gain of $3,300 and the investment represented 0.3% of the total assets of the Company. A 10% decline in the fair market value of QSC would result in an estimated increase in loss to Routemaster of $990. Please refer to QSC’s SEDAR profile for additional information on this company.

Sulliden (TSX: SMC)

Sulliden is a Canadian public company focused on generating value through the acquisition and development of quality mining projects in the Americas, in addition to identifying opportunities across industries for active investments. The Company acquired 1.0 million shares of Sulliden during the nine months ended September 30, 2020. The Sulliden shares were valued at $638,405 with an unrealized gain of $81,830 for the nine months ended September 30, 2020 and a cumulative unrealized loss of $2,025,847 as a result of the decrease in Sulliden’s share price. As at September 30, 2020, the Sulliden investment represented approximately 17% of the total assets of the Company. A 10% decline in the fair market value of Sulliden would result in an estimated increase in loss to Routemaster of $63,641. Please refer to Sulliden’s SEDAR profile for additional information on this company.

Yukoterre Resources Inc. (CSE: YT)

In Q2, 2017, the Company invested $50,000 for 1 million shares of YT. On September 20, 2019, YT successfully completed an Initial Public Offering and commenced trading on the Canadian Securities Exchange. The Company disposed 17,500 shares of YT for proceeds of $875 realizing a gain of $524. The investment was valued at $98,250 at September 30, 2020 resulting in an unrealized gain of $9,125 and a cumulative unrealized gain of $49,125. As at September 30, 2020, the YT investment represented 3% of the total assets of the Company. A 10% decline in the fair market value of YT would result in an estimated increase in loss to Routemaster of $9,825. Please refer to YT SEDAR profile for additional information on this company.

ROYALTY INTEREST

On September 11, 2020, the Company entered into a royalty purchase agreement with 2776234 Ontario Inc. to sell the 1.0% net smelter returns royalty granted by Potasio Y Litio de Argentina S.A. with respect to the Sal de los Angeles lithium project (the “Lithium NSR Royalty”) and the 2.0% net smelter returns royalty granted by QMX Gold Corporation with respect to its Quebec mineral properties (the “QC NSR Royalty” and, together with the Lithium NSR Royalty, the “Royalties”) (the “Transaction”).

As consideration for the Royalties, the Company received 404,200 common shares of Brazil Potash Corp. at a price per share of US$3.75 and 1,010,500 common shares of Flora Growth Corp. at a price per share of US$0.75 per share. The Company recognized a gain on the full value of the shares in the amount of US$2,273,625 (C$2,998,002).

The Transaction is considered an exempt transaction in accordance with the policies of the TSX Venture Exchange and the purchaser is a non arms length party of Routemaster.

FINANCIAL RESULTS

The following is a discussion of the results of operations of the Company for the three and nine months ended September 30, 2020 and 2019. They should be read in conjunction with the Company’s condensed interim financial statements for the three and nine months ended September 30, 2020 and 2019 and related notes.

Three months ended September 30, 2020 and 2019

	Three months ended September 30,
	2020	2019
Net income (loss)	$2,959,668	$(92,534)
Realized gain (loss) on investments, net	-	(141,455)
Unrealized gain (loss) on investments, net	81,894	248,866
Gain on sale of royalties	2,998,002	-
Management and consulting fees	83,572	144,790
Travel and promotion	6,746	25,510
Office and rent	20,417	18,400
Accounting and legal	7,700	7,500
Regulatory and transfer agent	1,467	3,362
Transaction costs	-	1,108
Foreign exchange (loss) gain	(326)	725
Recovery (Impairment) of loan receivable	-	-
(Impairment) of royalty interest	-	-

For the three months ended September 30, 2020, the Company recorded a net income of $2,959,668 ($0.05 per basic share) compared to loss of $(92,534) ($(0.00) per basic share) for the three months ended September 30, 2019.

The Company had a realized and unrealized gain on investments of $nil and $81,894 during the three months ended September 30, 2020 compared to a realized and unrealized (loss) gain on investment of
$(141,455) and $248,866 in the prior year. The unrealized gain in Q3 2020 was a result of gain on the Company’s investment in BPC, FGC, QSC, SMC and YT. The realized loss in 2019 was a result of disposal of the Company’s investments in FURA and the expiry of the TM warrants. The unrealized gain on investments was a result of gain on the Company’s investment in YT and FURA offset by decreased share price of the Company’s other investment holdings during the three months ended September 30, 2019.

Management and consulting fees decreased $61,218 during the three months ended September 30, 2020 compared to the quarter ended September 30, 2019 mainly due to reduced consulting fees.

Travel and promotion decreased $18,764 during the three months ended September 30, 2020 compared to the quarter ended September 30, 2020 due to decreased business travel and shareholder communications activities in 2020.

During the three months ended September 30, 2020, the Company used $32,264 in operations of  which $65,037  was  used  in  the  change  of  working  capital.    During  the  comparative  three  months ended September 30, 2019, the Company provided $12,551 in operations of which $129,235 was generated from the sale of investment and $83,969 provided from the change of working capital.

Nine months ended September 30, 2020 and 2019

	Nine months ended September 30,
	2020	2019
Net income (loss)	$2,843,856	$(1,238,191)
Realized (loss) on investments, net	(197,863)	(545,811)
Unrealized gain (loss) on investments, net	368,059	(97,051)
Gain on sale of royalties	2,998,002	-
Interest income	-	2,037
Management and consulting fees	196,035	437,039
Travel and promotion	16,481	47,381
Office and rent	61,047	59,435
Accounting and legal	39,375	41,594
Regulatory and transfer agent	8,125	15,576
Transaction costs	1,592	3,214
Foreign exchange (loss) gain	(1,687)	6,873

For the nine months ended September 30, 2020, the Company recorded a net income of $2,843,856 ($0.06 per basic share) compared to $(1,238,191) ($(0.03) per basic share) for the nine months ended September 30, 2019.

The Company had a realized (loss) and unrealized gain on investments of $(197,863) and $368,059 during the nine months ended September 30, 2020 compared to a realized and unrealized (losses) on investment of $(545,811) and $(97,051) in the prior year. Gain on sale of royalties was $2,998,002 during the nine months ended September 30, 2020 compared to $nil in the prior year. There was no interest income in 2020 compared to $2,037 during the nine months ended September 30, 2020. The realized loss in 2020 was a result of disposal of the Company’s investments in FURA and the expiry of the ART warrants offset by realized gain on the disposal of the Company’s investments in YT and QSC. The unrealized gain on investments was a result of gain on the Company’s investment in BPC, FGC, QSC, YT, SMC and reversal of prior year’s losses from ART and FURA during the nine months ended September 30, 2020. The realized loss in 2019 was a result of disposal of the Company’s investments in Aberdeen International Inc., ERTH, FURA, redemption of GF Comstock II LP debenture (“GF”) and the expiry of warrants of FURA and Trigon Metal Inc. The unrealized loss on investments was a result of continuous share price decreases in all of the Company’s investments holdings during the nine months ended September 30, 2019.

Interest income for the nine months ended September 30, 2020 was $nil compared to $2,037 in 2019 as the GF debenture was repaid in 2019.

Management and consulting fees decreased $241,004 during the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 mainly due to reduced consulting fees.

Travel and promotion decreased $30,900 during the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 due to decreased business travel and shareholder communications activities in 2020.

Regulatory and transfer agent costs decreased by $7,451 during the nine months ended September 30, 2020 compared to the year ended September 30, 2019 due to lower activities in 2020.

Foreign exchange loss was $(1,687) for the nine months ended September 30, 2020 compared to a gain of $6,873 for the nine months ended September 30, 2019. The foreign exchange (loss) gain reflects the currency fluctuations in the Company’s loans receivable and accounts payables denominated in US dollars and British Pounds.

During the nine months ended September 30, 2020, the Company used $589,470 in operations of  which $65,000 was used in purchase of investment offset by $79,130 provided by the disposal of investment and $(303,545) used in the change of working capital. During the comparative nine months ended September 30, 2019, the Company provided $3,532 in operations of which $407,360 was generated from sale of investment and $198,363 provided for the change of working capital.

During the nine months ended September 30, 2020, the Company provided $592,612 in financing activities. The Company raised $600,000 in gross proceeds from a private placement financing and incurred $7,388 share and warrant issue costs.

LIQUIDITY AND CAPITAL RESOURCES

In management’s view, given the nature of the Company’s operations, the most relevant financial information relates primarily to current liquidity, solvency and planned expenditures. The Company’s financial success will be dependent upon the execution and development of its new investment strategy and business operations. Such execution and development may take years to complete and the amount of resulting income, if any, is difficult to determine.

Routemaster relies upon various sources of funds for its ongoing operating activities. These resources include proceeds from dispositions of investments, interest and dividend income from investments and private placement financing.

On June 26, 2020, the Company closed a non-brokered private placement financing and issued 20,000,000 units for gross proceeds of $600,000. Each unit consists of one common share of the Company and one half common share purchase warrant. Each warrant entitling the holder to acquire one additional common share of the Company at an exercise price of $0.05 for a period of 24 months from issuance. In connection with the closing of the Offering, the Company has paid finder’s fees of $3,150 in cash and 105,000 finder’s warrants to certain finders. Each Finder Warrant will entitle the holder thereof to purchase one common share at a price of $0.05 for a period of 24 months from the date of the closing of the Offering. The Company also paid additional share and warrant issue costs of $4,238. Certain officers, directors and insiders of the Company purchased or acquired direction and control over a total of 7,771,940 Units under the Offering. Each such placement to those persons constitutes a “related party transaction” within the meaning of TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 -Protection of Minority Security Holders in Special Transactions (“MI 61-101”) adopted in the Policy. The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the placements as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company’s market capitalization (as determined under MI 61-101). Further details will be included in a material change report to be filed by the Company.

Routemaster used cash of $589,470 in its operating activities during the nine months ended September 30, 2020.  Included in cash used in operations are $65,000 used in the purchase of investment offset by $79,130 generated from proceeds on sale of investments and $303,545 used in the changes of working capital. As at September 30, 2020, the Company’s sources of funds include the estimated fair value of its equity portfolio investments of $3,777,343, cash of $7,907 offset by liabilities of $1,514,790.

Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates.

As at September 30, 2020 and 2019, the Company had the following financial assets and liabilities denominated in foreign currencies:

September 30, 2020

	United States Dollars	British Pound
Cash	$132	-
Accounts payable and accrued liabilities	$(60,026)	(76,068)
Net assets	$(59,894)	(76,068)

At September 30, 2020, United States Dollar was converted at a rate of $1.3339 (December 31, 2019 - $1.2988) Canadian Dollars to $1.00 US Dollar. British Pounds was converted at a rate of $1.7199 (December 31, 2018 - $1.7174) Canadian Dollars to 1.00 British Pound.

Capital Management

The Company considers its capital to consist of share capital, equity reserve and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;
b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while
c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and
b)	realizing proceeds from the disposition of its investments

The Company is not subject to any externally imposed capital requirements other than of the TSXV which has certain working capital and financial resource requirements to be available to maintain operations and cover general and administration expenses. The TSXV will consider, among other things, a listed issuer's ability to meet its obligations as they come due, as well as its working capital position, quick asset position, total assets, capitalization, cash flow and earnings in the condensed interim financial statements regarding the listed issuer's ability to continue as a going concern. There were no changes to the Company’s capital management during the nine months ended September 30, 2020.

Commitments

Management Contract Commitments

The Company is party to certain management contracts. These contracts require that additional payments of approximately $564,000 be made upon the occurrence of certain events such as a change of control. Minimum commitments remaining under these contracts were approximately $126,000, all due within one year.

Legal Commitments

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.  As at September 30, 2020, no amounts have been accrued related to such matters.

A former officer of the Company has initiated a legal action seeking approximately $450,000 for fees owed plus interest. The Company is currently defending the matter and is reviewing its options with regards to this action.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
	2020	2020	2020	2019	2019	2019	2019	2018	2018
Revenue	$3,079,896	$283,910	($195,608)	($190,735)	$107,411	($450,120)	($298,116)	($773,158)	($1,273,106)
Net income (loss)	$2,959,668	$215,140	($330,952)	($269,147)	($92,534)	($643,996)	($501,661)	($3,223,787)	($1,584,911)
Income (loss) per Share - basic	$0.05	$0.01	($0.01)	($0.01)	($0.00)	($0.02)	($0.01)	($0.08)	($0.04)
Income (loss) per Share - diluted	$0.05	$0.01	($0.01)	($0.01)	($0.00)	($0.02)	($0.01)	($0.08)	($0.04)
Total Assets	$3,785,693	$740,725	$432,597	$636,459	$898,625	$901,094	$1,453,913	$1,946,695	$4,716,392
Total Long Term Liabilities	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

SELECTED ANNUAL INFORMATION

The highlights of financial data for the Company for the three most recently completed financial years are as follows:

	31-Dec-19	31-Dec-18	31-Dec-17
(a) Net Sales	-	-	-
(b) Net Income (Loss) and Comprehensive Income (Loss)
(i) Total income (loss)	$(1,507,338)	$(9,794,067)	$4,089,673
(ii) (Loss) income per share – basic and diluted	$(0.04)	$(0.24)	$0.17
(c) Total Assets	$636,459	$1,946,695	$11,335,002
(d) Total Liabilities	$1,802,024	$1,604,922	$1,199,162

OFF BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements to which the Company is committed.

COMPENSATION OF DIRECTORS AND OFFICERS

During the nine months ended September 30, 2020, the Company paid or accrued $Nil (2019 - $Nil) to directors of the Company and $44,500 (2019 - $139,500) to officers of the Company.

At September 30, 2020, the Company had $60,012 (December 31, 2019 - $96,239) owing to its current key management and $731,364 (December 31, 2019 - $655,296) owing to its former key management. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment or “due on demand”.

More detailed information regarding the compensation of officers and directors of the Company is disclosed in the management information circular and such information is incorporated by reference herein. The management information circular is available under profile of the Company on SEDAR at www.sedar.com

RELATED PARTY TRANSACTIONS

The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of September 30, 2020 and December 31, 2019.
Investment	Nature of relationship	Estimated Fair Value	% of FV

Brazil Potash Corp. *	Director (Stan Bharti), officer (Ryan Ptolemy) and common shareholders	$2,021,859	53.5%
Flora Growth Corp. *	Directors (Stan Bharti, William Steers), and common shareholders	1,010,929	26.8%
QuestCap Inc.	Former director (Stan Bharti), director (Daniyal Baizak), and common shareholders	9,900	0.3%
Sulliden Mining Capital Inc.	Director (Stan Bharti), officer (Ryan Ptolemy) and common shareholders	636,405	16.8%
Yukoterre Resources Inc.	Former Director and Officer (Fred Leigh), Officer (Kenny Choi) and common shareholders	98,250	2.6%
Total investment - June 30, 2020		$3,777,343	100.0%
* Private companies

Investment	Nature of relationship	Estimated Fair Value	% of FV

ARTH Media Inc.	Director (William Steers), and common shareholders /warrant holders	$-	0.0%
Fura Gems Inc.	Officer (Ryan Ptolemy), and common shareholders /warrant holders	128,700	20.6%
Sulliden Mining Capital Inc.	Director (Stan Bharti), and common shareholders / warrant holders	404,575	65%
Yukoterre Resources Inc.	Former Director and Officer (Fred Leigh), Officer (Kenny Choi) and common shareholders	90,000	14.4%
Total investment - December 31, 2019		$623,275	100.0%

The Company has a diversified base of investors. To the Company’s knowledge, Forbes, Fred Leigh with Siwash Holdings Inc. and 2227929 Ontario Inc., companies Fred Leigh controls, holds more than 10% of the Company’s shares on a basic share and partially diluted share basis and Tali Flying LP holds 10% of the Company’s shares on a partially diluted basis as of September 30, 2020.

During the nine months ended September 30, 2020, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

•
The Company incurred $90,000 (2019 - $90,000) of expenses for its proportionate share of shared office costs with other corporations that may have common directors and officers. The costs associated with this space are administered by 2227929 Ontario Inc. As at September 30, 2020, the Company had a payable balance of $517,608 (December 31, 2019 - $439,007) with 2227929 Ontario Inc. to cover shared expenses. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment and due on demand. 2227929 Ontario Inc. participated in the Company’s June 2020 private placement financing and subscribed 822,617 units for gross proceeds of $24,679. Fred Leigh, an officer and director of the Company, is also a director of 2227929 Ontario Inc.

•
The Company incurred $90,000 (2019 - $90,071) for administration costs with Forbes. In August 2017, Forbes became an insider of the Company owning approximately 34.9%, at the time, (approximately 27.9% at December 31, 2019) outstanding shares of the Company through an acquisition of Quebec Gold royalty interests. The Company is also part of the Forbes Group of Companies and continue to receive the benefits of such membership, including access to mining professionals, advice from Stan Bharti, the Executive Chairman of Forbes and strategic advice from the Forbes Board of Advisors. An administration fee of $10,000 per month is charged by Forbes pursuant to a consulting agreement. As at September 30, 2020, the Company had a payable balance of $79,100 (December 31, 2019 - $135,680) with Forbes. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment and due on demand. Forbes participated in the Company’s June 2020 private placement financing and subscribed an aggregate 5,275,989 units for gross proceeds of $158,280 owning approximately 27.4% of the Company as at September 30, 2020.

•	Included in accounts payable and accrued liabilities were expenses of GBP44,228 ($76,068) (December 31, 2019 - $75,957) expenses owed to Vik Pathak, a former director and officer of Routemaster.

•
In connection with the June 2020 private placement financing, a director and officer subscribed 1,506,667 units through a Company under his control for gross proceeds of $45,200. In addition, an officer subscribed 166,667 units for gross proceeds of $5,000.

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

MANAGEMENT CHANGE

On September 11, 2020 the Company announced that Daniyal Baizak has been appointed President, Chief Executive Officer and a director of the Company. Mr. Baizak is a business consultant with considerable experience providing financial and strategic advice on investment, mergers and acquisitions and project management for a variety of private and public companies. Mr. Baizak holds a Bachelor of Commerce from Rotman School of Management, University of Toronto.

Mr. Baizak replaces Fred Leigh, the former President, Chief Executive Officer and director of the Company.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the statements of financial position date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrual liabilities approximate their fair values due to the short-term nature of these instruments.
ii.
Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 of the Company’s audited financial statements for the years ended December 31, 2019 and 2018.

iii.	Prior to maturity, the outstanding loans receivable are carried at their discounted value. Following their maturity, loans receivable are carried at their estimated realizable value.

The following table illustrates the classification and hierarchy of the Company's financial instruments, measured at fair value in the statements of financial position as at September 30, 2020 and December 31, 2019.

Investments, fair value	Level 1 (Quoted Market price)	Level 2 (Valuation technique - observable market Inputs)	Level 3 (Valuation technique - non-observable market inputs)	Total
	$	$	$	$
Publicly traded investments	744,555	-	3,032,788	3,777,343
September 30, 2020	744,555	-	3,032,788	3,777,343
Publicly traded investments	623,275	-	-	623,275
December 31, 2019	623,275	-	-	623,275

The Company does not have Level 2 and Level 3 investments as at September 30, 2020 and December 31, 2019.

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the nine months ended September 30, 2020 and year ended December 31, 2019. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the period ended	September 30, 2020	December 31, 2019
Balance, beginning of year	$-	$50,000
Purchases	2,998,002	-
Transferred to Leval 1	-	(50,000)
Realized and unrealized gain/(loss) net	34,786	-
Balance, end of period	$3,032,788	$-

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly-traded companies.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at September 30, 2020.

Description	Fair vaue	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
Brazil Potash Corp.	$ 2,021,859	Recent financing	Marketability of shares	0% discount
Flora Growth Corp.	$ 1,010,929	Recent financing	Marketability of shares	0% discount
$ 3,032,788
Brazil Potash Corp. (“BPC”)

On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s royalties to a non arms length party of the Company. As at September 30, 2020, the valuation of BPC was based on the most recent financing which is indicative of being the fair market value of the Transaction closed. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2020. As at September 30, 2020, a +/- 10% change in the fair value of BPC will result in a corresponding +/- $202,186 change in the carrying amount.

Flora Growth Corp. (“FGC”)

On September 11, 2020, the Company received 1,010,500 common shares of BPC as consideration of selling the Company’s royalties to a non arms length party of the Company. As at September 30, 2020, the valuation of FGC was based on the most recent financing which is indicative of being the fair market value of the Transaction closed. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2020. As at September 30, 2020, a +/- 10% change in the fair value of FGC will result in a corresponding +/- $101,093 change in the carrying amount.

OUTSTANDING SHARE DATA

Authorized unlimited common shares without par value – 61,513,631 are issued and outstanding as at July 31, 2020.

Authorized 20,000,000 preferred shares, at 9% cumulative dividends, non-voting, non-participating, non- redeemable, non-retractable, and non-convertible – 4,500,000 are issued and outstanding as at July 31, 2020.

Stock options and convertible securities outstanding as at July 31, 2020 are as follows:

Stock Options:
2,065,000 with exercise price ranging from $0.11 to $0.35 expiring between September 29, 2021 and December 18, 2022.

Warrants:
13,951,153 with exercise price ranging from $0.05 to $0.20 expiring between June 12, 2022 and June 26, 2022.

SUBSEQUENT EVENTS

On October 6, 2020, the Company announced it has entered into a binding Letter of Intent to acquire a 49% equity interest in DeFi Holdings Inc. The LOI contemplates that the Company and DeFi Holdings will promptly negotiate and enter into a definitive agreement together with such other documents that may be required in order to formalize and execute the terms of the Acquisition as outlined in the LOI.

In consideration for the Acquisition, the Company shall upon closing issue 20,000,000 common shares of the ompany at a deemed price of $0.055 per share to the shareholders of Defi Holdings in exchange for 49% of the common shares in the capital of Defi Holdings. Additional information in connection with the Acquisition will be provided by the Company in subsequent press releases.

The completion of the Acquisition is subject to the receipt of all necessary approvals, including without limitation, negotiation and execution of a Definitive Agreement, shareholder and board approval of each of DeFi Holdings and the Company, as necessary, completion of due diligence and the satisfaction of all conditions (unless waived in writing) to be set out in the Definitive Agreement.

DeFi Holdings is a company focused on investing, incubating and managing trading technologies associated with the fastgrowing decentralised finance market. Decentralized finance could be considered the next wave of financial innovation on the blockchain. It refers to digital assets, financial smart contracts, protocols, and decentralized applications (DApps) built on Ethereum and other blockchains. In simpler terms, it is financial software built on the blockchain. Decentralized finance’s core selling point is the removal of intermediaries in transactions which in traditional finance provide the “trust” layer (i.e. banks and brokers) in a transaction between two parties. With decentralized finance, users can access the network directly, so there is no need for intermediaries.

RISKS AND UNCERTAINTIES

The Company is exposed to a number of risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. The following outlines certain risk factors specific to the Company. These risk factors could materially affect the Company’s future results and could cause actual events to differ materially from those described in forward–looking information relating to the Company.

Novel Coronavirus (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

No Operating History as an Investment Issuer

The Company does not have any record of operating as an investment issuer or undertaking merchant banking operations. The Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that the Company will not achieve its financial objectives as estimated by management. Furthermore, past successes of management or the Board does not guarantee future success.

Portfolio Exposure and Sensitivity to Political and Macro-Economic Conditions

Given the nature of the Company’s current and proposed investment activities, the results of operations and financial condition of the Company will be dependent upon the market value of the securities that will comprise the Company’s investment portfolio. Market value can be reflective of the actual or anticipated operating results of companies in the portfolio and/or the general market conditions that affect a particular sector. Various factors affecting a sector could have a negative impact on the Company’s portfolio of investments and thereby have an adverse effect on its business. Additionally, the Company may invest in small-cap businesses that may never mature or generate adequate returns or may require a number of years to do so. This may create an irregular pattern in the Company’s investment gains and revenues (if any).

Macro factors such as fluctuations in commodity prices and global political and economic conditions could also negatively affect the Company’s portfolio of investments. The Company may be adversely affected by the falling share prices of the securities of investee companies; as such, share prices may directly and negatively affect the estimated value of the Company’s portfolio of investments. Moreover, company- specific risks could have an adverse effect on one or more of the investments that may comprise the portfolio at any point in time. Company-specific and industry specific risks that may materially adversely affect the Company’s investment portfolio may have a materially adverse impact on operating results. The factors affecting current macro-economic conditions are beyond the control of the Company.

Cash Flow, and Revenue and Liquidity

The Company’s revenue and cash flow is generated primarily from financing activities, dividends and/or royalty payments on investments and proceeds from the disposition of investments. The availability of these sources of income and the amounts generated from these sources are dependent upon various factors, many of which are outside of the Company’s direct control. The Company’s liquidity and operating results may be adversely affected if its access to capital markets is hindered, whether as a result of a downturn in market conditions generally or to matters specific to the Company, or if the value of its investments decline, resulting in losses upon disposition.

Private Issuers and Illiquid Securities

The Company may invest in securities of private issuers, illiquid securities of public issuers and publicly- traded securities that have low trading volumes. The value of these investments may be affected by factors such as investor demand, resale restrictions, general market trends and regulatory restrictions. Fluctuation in the market value of such investments may occur for a number of reasons beyond the control of the Company and there is no assurance that an adequate market will exist for investments made by the Company. Many of the investments made by the Company may be relatively illiquid and may decline in price if a significant number of such investments are offered for sale by the Company or other investors.

Trading Price of the Common Shares Relative to Net Asset Value

The Company is neither a mutual fund nor an investment fund and, due to the nature of its business and investment strategy and the composition of its investment portfolio, the market price of the Common Shares, at any time, may vary significantly from the Company’s net asset value per Common Share. This risk is separate and distinct from the risk that the market price of the Common Shares may decrease.

Concentration of Investments

Other than as described in the Company’s filings under its profile on SEDAR, there are no restrictions on the proportion of the Company’s funds and no limit on the amount of funds that may be allocated to any particular investment. The Company may participate in a limited number of investments and, as a consequence, its financial results may be substantially adversely affected by the unfavourable performance of a single investment. Completion of one or more investments may result in a highly concentrated investment in a particular company, commodity or geographic area, resulting in the performance of the Company depending significantly on the performance of such company, commodity or geographic area.

The Company’s current portfolio of assets is highly concentrated in mining company equities which operate in developing countries. Investments in such equities are subject to significant risks inherent to the mining industry and conducting business in developing countries, which may be subject to additional risks, such as significant social unrest, corruption, criminality, terrorism, acts of war, expropriation, and the absence of the rule of law. Mining industry stocks have been known to be highly volatile and subject to significant fluctuations. In addition, the Company is looking to diversify and focus its investment activities in the technology sector and green and renewable energy sectors. There is no assurance the Company will be successful in its diversification efforts. These industries are also subject to significant fluctuations and uncertainties. In the event the Company’s investment become concentrated in any such sectors, it will be subject to the risks inherent to such sectors.

Available Opportunities and Competition for Investments

The success of the Company’s operations will depend upon, among other things: (a) the availability of appropriate investment opportunities; (b) the Company’s ability to identify, select, acquire, grow and exit those investments; and (c) the Company’s ability to generate funds for future investments. The Company can expect to encounter competition from other entities having similar investment objectives, including institutional investors and strategic investors. These groups may compete for the same investments as the Company, will have a longer operating history and may be better capitalized, have more personnel and have different return targets. As a result, the Company may not be able to compete successfully for investments. In addition, competition for investments may lead to the price of such investments increasing, which may further limit the Company’s ability to generate desired returns. There can be no assurance that there will be a sufficient number of suitable investment opportunities available to invest in or that such investments can be made within a reasonable period of time. There can also be no assurance that the Company will be able to identify suitable investment opportunities, acquire them at a reasonable cost or achieve an appropriate rate of return. Identifying attractive opportunities is difficult, highly competitive and involves a high degree of uncertainty. Potential returns from investments will be diminished to the extent that the Company is unable to find and make a sufficient number of investments. These competitors may limit the Company’s opportunities to acquire interests in investments that are attractive to the Company. The Company may be required to invest otherwise than in accordance with its investment policy and strategy in order to meet its investment objectives. If the Company is required to invest other than in accordance with its investment policy and strategy, its ability to achieve its desired rates of return on its investments may be adversely affected.

Share Prices of Investments

Investments in securities of public companies are subject to volatility in the share prices of such companies. There can be no assurance that an active trading market for any of the subject shares comprising the Company’s investment portfolio is sustainable. The trading prices of such subject shares could be subject to wide fluctuations in response to various factors beyond the Company’s control, including, but not limited to, quarterly variations in the subject companies’ results of operations, changes in earnings, results of exploration and development activities, estimates by analysts, conditions in the resource industry and general market or economic conditions. In recent years, equity markets have experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on market prices, often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the market price of the Company’s investments

Dependence on Management, Directors and Investment Committee

The Company is dependent upon the efforts, skill and business contacts of key members of management and the Board for, among other things, the information and deal flow they generate during the normal course of their activities and the synergies that exist amongst their various fields of expertise and knowledge. Accordingly, the Company’s success may depend upon the continued service of these individuals to the Company. The loss of the services of any of these individuals could have a material adverse effect on the Company’s revenues, net income and cash flows and could harm its ability to maintain or grow assets and raise funds.

From time to time, the Company will also need to identify and retain additional skilled management to efficiently operate its business. Recruiting and retaining qualified personnel is critical to the Company’s success and there can be no assurance of its ability to attract and retain such personnel. If the Company is not successful in attracting and training qualified personnel, the Company’s ability to execute its business model and growth strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition.

Additional Financing Requirements

The Company may have ongoing requirements for funds to support its growth and may seek to obtain additional funds for these purposes through public or private equity, or debt financing. There are no assurances that additional funding will be available at all, on acceptable terms or at an acceptable level. Any limitations on the Company’s ability to access the capital markets for additional funds could have a material adverse effect on its ability grow its investment portfolio.

No Guaranteed Return

There is no guarantee that an investment in the securities of the Company will earn any positive return in the short-term or long-term. The task of identifying investment opportunities, monitoring such investments and realizing a significant return is difficult. Many organizations operated by persons of competence and integrity have been unable to make, manage and realize a return on such investments successfully. The past performance of management of the Company provides no assurance of its future success.

Potential Conflicts of Interest

Certain of the directors and officers of the Company are or may, from time to time, be involved in other financial investments and professional activities that may on occasion cause a conflict of interest with their duties to the Company. These include serving as directors, officers, advisors or agents of other public and private companies, including companies involved in similar businesses to the Company or companies in which the Company may invest, managing of investment funds, purchases and sales of securities and investment and management counselling for other clients. Such conflicts of the Company’s directors and officers may result in a material and adverse effect on the Company’s results of operations and financial condition.

Due Diligence

The due diligence process undertaken by the Company in connection with investments may not reveal all facts that may be relevant in connection with an investment. Before making investments, the Company will conduct due diligence that it deems reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, the Company may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence and making an assessment regarding an investment, the Company will rely on resources available, including information provided by the target of the investment and, in some circumstances, third- party investigations. The due diligence investigation that is carried out with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.

Conflicts of Interest

Certain of the Company’s directors and officers serve or may agree to serve as directors or officers of other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of Routemaster may have a conflict of interest in negotiating and concluding terms respecting such participation.

The Company has no restrictions with respect to investing in companies or other entities in which a member of the Company’s management or Board may already have an interest or involvement. However, prior to the Company making an investment, all members of senior management and the Board shall be obligated to disclose any such other interest or involvement. In the event that a conflict is determined to exist, the Company may only proceed after receiving approval from disinterested members of the Board.

The Company is also subject to the “non arm’s length” transaction policies of the TSX Venture Exchange, which mandates disinterested shareholder approval for certain transactions.

The management and directors of the Company may be involved in other activities which may on occasion cause a conflict of interest with his or her duties to the Company. These include serving as directors, officers, promoters, advisors or agents of other public and private companies, including of companies in which the Company may invest, or being shareholders or having an involvement or financial interest in one or more shareholders of existing or prospective investee companies of the Company. The management and directors of the Company may also engage from time to time in transactions with the Company where any one or more of such persons is acting in his or her capacity as financial or other advisor, broker, intermediary, principal or counterparty.

The management and directors of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunities and requiring disclosure of conflicts of interest, and the Company will rely upon such laws in respect of any conflict of interest. Further, to the extent that management or directors of the Company engage in any transactions with the Company, such transactions will be carried out on customary and arm’s length commercial terms.

Non-controlling Interests

The Company’s investments include equity securities of companies that it does not control. Such instruments and securities may be acquired through trading activities or through purchases of securities from the issuer. These investments are subject to the risk that the company in which the investment is made may make business, financial or management decisions with which Routemaster does not agree or that the majority stakeholders or the management of the investee Company may take risks or otherwise act in a manner that does not serve the Company’s interests. If any of the foregoing was to occur, the values of the Company’s investments could decrease and its financial condition, results of operations and cash flow could suffer as a result.

Litigation

Routemaster has entered into legally binding agreements with various  third  parties  on  a consulting basis. The interpretation of the rights and obligations that arise from such agreements is open to interpretation and Routemaster may disagree with the position taken by the various other parties resulting in a dispute that could potentially initiate litigation and cause Routemaster to incur legal costs in the future.

Given the speculative and unpredictable nature of litigation, the outcome of any such disputes could have a material adverse effect on Routemaster.

SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies can be found in Note 2 of its annual audited financial statements for the years ended December 31, 2019 and 2018.

New accounting change

During the nine months ended September 30, 2020, the Company adopted a number of new IFRS standards, interpretations, amendments and improvements of existing standards. These included IAS 1. These new standards and changes did not have any material impact on the Company’s condensed interim financial statements.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s condensed interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim financial statements are as follows:

Fair value of financial derivatives
Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants and options are valued at intrinsic value.

Fair value of investment in securities not quoted in an active market or private company investments Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values.

Share-based payments
The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share- based compensation expense. The Black-Scholes model involves six key inputs to determine fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share based compensation expense.

Investment entity
Management has determined that the Company qualifies for the exemption from consolidation given that the Company has the following typical characteristics of an investment entity:

(a)	obtains funds from one or more investors for the purpose of providing those investor(s) with investment management services;
(b)	commits to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and
(c)	measures and evaluates the performance of substantially all of its investments on a fair value basis.